UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41656

Jayud Global Logistics Limited

(Exact name of registrant as specified in its charter)

Building 3, No. 7 Gangqiao Road,

Li Lang Community, Nanwan Street,

Longgang District, Shenzhen,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Resignation of Chief Financial Officer and Appointment of Chief Financial Officer

On March 1, 2025, the board of directors (the “Board”) of Jayud Global Logistics Limited (the “Company”) accepted the resignation of Ms. Lin Bao as the Chief Financial Officer of the Company. Ms. Bao’s resignation became effective on March 1, 2025. Ms. Bao was resigning to pursue other interests and her decision to resign was not as a result of any disagreements with the Company on any matter. The Board thanks Ms. Bao for her services and wishes her well in her new endeavors.

Following Ms. Bao’s resignation, the Board has appointed Ms. Mengmeng Hu to serve as Chief Financial Officer of the Company, effective March 1, 2025. Ms. Hu has over twenty years of experience in financial management, accounting, auditing, and the shipping and logistics industry. Before joining the Company, she served as the Financial Director at Shihua Youshi Education Technology (Shenzhen) Co., Ltd. for seven years. Prior to that, she held financial management positions at several well-known shipping and logistics companies, such as CMA CGM (China) Shipping Co. Ltd. Shenzhen Branch, CSAV Shipping Co, Ltd., and Maersk (China) Shipping Co., Ltd. She has a bachelor’s degree in International Finance.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2025

Jayud Global Logistics Limited

By:	/s/ Xiaogang Geng
Name:	Xiaogang Geng
Title:	Co-Chief Executive Officer

By:	/s/ Alan Tan Khim Guan
Name:	Alan Tan Khim Guan
Title:	Co-Chief Executive Officer

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